FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                              HSBC BANK CANADA
                       2005 INTERIM RESULTS - HIGHLIGHTS

- Net income attributable to common shares was C$212 million for the half-year ended 30 June 2005, an increase of 19.8 per cent over the same period in 2004.

- Net income attributable to common shares was C$104 million for the quarter ended 30 June 2005, an increase of 19.5 per cent over the quarter ended 30 June 2004.

- Return on average common equity was 20.3 per cent for the half-year ended 30 June 2005 and 19.7 per cent for the quarter ended 30 June 2005 compared with 20.5 per cent and 19.7 per cent respectively for the same periods in 2004.

- The cost:income ratio was 53.8 per cent for the half-year ended 30 June
  2005 and 54.6 per cent for the quarter ended 30 June 2005 compared with 55.0 per cent and 54.1 per cent respectively for the same periods in 2004.

- Total assets were C$47.4 billion at 30 June 2005 compared with C$40.8 billion at 30 June 2004.

- Total funds under management were C$18.8 billion at 30 June 2005 compared with C$15.8 billion at 30 June 2004.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$212 million for the half-year ended 30 June 2005, an increase of C$35 million, or
19.8 per cent compared to the same period in 2004. Net income attributable to common shares for the quarter ended 30 June 2005 was C$104 million, an increase of C$17 million, or 19.5 per cent compared to the same period in 2004.

Net income for the half-year ended 30 June 2005 benefited from higher net interest income due to growth in the balance sheet, growth in non-interest income and a strong credit environment resulting in a significant reduction in the provision for credit losses compared to the same period in the previous year.

The half-year ended 30 June 2005 included income of C$5 million before tax arising from the adoption of a new accounting standard for valuation of investment company assets. The first half of 2004 benefited from a C$4 million gain on sale of a subsidiary included in discontinued operations and income of C$9 million relating to a change in accounting for mortgage loan prepayment fees, both items on a net of tax basis.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Results for 2005 continue to be good. Our business initiatives and the strong economy have contributed to our growth. Our robust risk management process, together with the impact of the good economy and the low interest rate environment, have also resulted in record low provisions for credit losses.

"Our focus will be to continue to build on the excellent relationships with our customers by continuing to improve convenience and service. For example, all our customers now have the convenience of surcharge-free access to the third largest ATM network in Canada through our agreements with the Exchange Network and Bank of Montreal."

Net interest income

Net interest income for the half-year ended 30 June 2005 was C$480 million up C$43 million or 9.8 per cent over the same period in 2004. For the quarter ended 30 June 2005, net interest income was C$243 million up C$22 million or 10.0 per cent over the same period in 2004. Our business initiatives and the acquisition of Intesa Bank Canada ("Intesa") together with a strong economy supported by increasing business investment, consumer spending and housing demand resulted in strong growth in business and consumer loans and residential mortgages.

The net interest margin, as a percentage of average interest earning assets, was
2.38 per cent for the half-year ended 30 June 2005 compared with 2.55 per cent for the same period in 2004. For the quarter ended 30 June 2005 the net interest margin was 2.34 per cent compared with 2.52 per cent for the same period in 2004. Consistent with the trend experienced by the industry for the last two years, net interest margins continue to be impacted by very competitive pricing in all customer groups, but particularly in personal financial services, and the low interest rate environment.

Non-interest revenue

Non-interest revenue was C$284 million for the half-year ended 30 June 2005 an increase of C$27 million, or 10.5 per cent compared with the same period in 2004. For the quarter ended 30 June 2005, non-interest revenue was C$140 million an increase of C$10 million or 7.7 per cent compared with the same quarter in 2004.

Commercial credit fees were higher in 2005 due to continuing strong lending activity supported by the low interest rate environment and the continued strength of the economy. Investment administration fees were higher due primarily to continued growth in assets in our Portfolio Advantage and Private Investment Management services. Our Chinese Equity, Monthly Income and Mortgage Pooled Funds launched last year also contributed to the growth in funds under management. Other non-interest revenue increased due to higher income from investments in our private equity funds, stronger fee income from our Canadian Immigrant Investor Program and the benefit of C$5 million of income resulting from the adoption of a new accounting standard for the valuation of investment company assets which are now required to be held at fair value, compared with historical cost and accumulated income.

During the second quarter of 2005, we recognized C$2 million in gains on a $119 million residential mortgage securitisation compared to gains of C$8 million on residential mortgage securitisations of $317 million in the same period in 2004.

Non-interest expenses

Non-interest expenses were C$411 million for the half-year ended 30 June 2005 compared with C$382 million for the same period in 2004. For the quarter ended 30 June 2005 non-interest expenses were C$209 million compared with C$190 million for the same quarter in 2004.

Salaries and benefits in the first half of 2005 were higher than in the first half of 2004 due largely to an increased employee base resulting from the acquisition of Intesa, from investments in our branch network, wealth management businesses, and other delivery channels and increased compliance and regulatory costs. Other non-interest expenses in 2005 included a net credit arising from successful resolution of certain commodity tax issues from previous years. This was offset by higher administrative and information technology service fees from increased business activity.

Credit quality and provision for credit losses

The provision for credit losses was C$14 million for the half-year ended 30 June 2005 compared with C$34 million in the same period in 2004. For the quarter ended 30 June 2005 the provision for credit losses was C$6 million compared with C$20 million in the same period last year. The significant decrease in the year-to-date provision reflects the Bank's strong risk management process, together with the good performance of the credit portfolio arising from continued low corporate default rates and good economic conditions in Canada and the United States.

Gross impaired loans at 30 June 2005 were C$125 million, C$57 million, or 31.3 per cent lower compared to 31 December 2004, and C$107 million, or 46.1 per cent, lower compared to 30 June 2004. Total impaired loans, net of specific allowance for credit losses, were C$70 million at 30 June 2005 compared with C$112 million at 31 December 2004 and C$138 million at 30 June 2004. The general allowance for credit losses was C$283 million compared with C$279 million at 31 December 2004 and C$265 million at 30 June 2004. The total allowance for credit losses, as a percentage of loans outstanding, was 1.09 per cent at 30 June 2005 compared with 1.22 per cent at 31 December 2004 and 1.30 per cent at 30 June 2004.

Income taxes

The effective tax rate in the quarter and half-year ended 30 June 2005 was 33.7 per cent and 33.9 per cent respectively compared with 38.0 per cent and 37.8 per cent respectively for the same periods in 2004. The reductions reflect adjustments in both the first and second quarters of 2005 to the net realizable values of certain future income tax assets. Excluding these adjustments, the effective income tax rate would have been 36.8 per cent and 37.0 per cent for the quarter and half-year ended 30 June 2005 respectively.

Balance sheet

Total assets at 30 June 2005 were C$47.4 billion, an increase of C$4.1 billion or 9.5 per cent from 31 December 2004, and C$6.6 billion, or 16.2 per cent from 30 June 2004. The growth in assets was driven by growth in all asset categories and across all customer groups.

Total deposits increased C$3.6 billion to C$37.4 billion at 30 June 2005 compared to C$33.8 billion at 31 December 2004 and were C$5.3 billion higher compared with 30 June 2004. The increase in the first half of 2005 was driven primarily from increased activity in the commercial customer group.

Total assets under administration

Funds under management were C$18.8 billion at 30 June 2005 compared with C$17.7 billion at 31 December 2004 and C$15.8 billion at 30 June 2004. Including custody and administration balances, total assets under administration were C$24.7 billion compared with C$22.8 billion at 31 December 2004 and C$20.5 billion at 30 June 2004. Although there were challenging equity market conditions in the first part of the year, the recent increase in equity markets and the impact of earlier recruitment of additional investment advisors, has contributed to the increase in funds under management experienced during 2005. Assets managed in our Portfolio Advantage and Private Investment Management products showed continued strong growth.

Capital ratios

The tier 1 capital ratio was 9.0 per cent and the total capital ratio was 11.2 per cent at 30 June 2005. This compares with 8.6 per cent and 11.0 per cent, respectively, at 31 December 2004 and 8.7 per cent and 11.2 per cent, respectively, at 30 June 2004. The increase in the tier 1 capital ratio is due to the issue of $175 million of Class 1 Preferred Shares Series C and $200 million of HSBC Canada Asset Trust Securities Series 2015. Both of these issues were completed during the second quarter of 2005.

The Board of Directors has approved, subject to regulatory consent, the redemption for cash of C$25.00 of all the Bank's issued and outstanding Class 1 Preferred Shares Series A at 30 September 2005. Formal notice of redemption is expected to be sent to shareholders in August 2005.

We declared and paid a C$60 million dividend on our common shares in both the first and second quarters of 2005.

Preferred share dividends

Regular dividends have been declared on the Class 1 Preferred Shares - Series A of 39.0625 cents per share and on the Class 1 Preferred Shares - Series C of
31.875 cents per share. The dividends will be payable in cash on 30 September 2005, for shareholders of record on 15 September 2005.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 170 offices. With over 9,800 offices in 77 countries and territories and assets of US$1,280 billion at 31 December 2004, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Copies of HSBC Bank Canada's Interim Report will be sent to shareholders during August 2005.

Forward-looking financial information

This document contains forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and our net margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact our results and financial condition.



Summary

                                                  Quarter ended                              Half-year ended

Figures in C$ millions              30Jun05        31Mar05        30Jun04                30Jun05     30Jun04


  (except per share ammounts)

Earnings Net income attributable
  to common shares                      104            108             87                    212         177
Basic earnings per share               0.21           0.22           0.18                   0.43        0.37

Performance ratios (%)
Return on average common equity        19.7           20.9           19.7                   20.3        20.5
Return on average assets               0.90           0.99           0.88                   0.94        0.92
Net interest margin                    2.34           2.44           2.52                   2.38        2.55
Cost:income ratio                      54.6           53.0           54.1                   53.8        55.0
Non-interest revenue:
  total revenue ratio                  36.6           37.8           37.0                   37.2        37.0

Credit information
Impaired loans                          125            146           232
Allowance for credit losses
- Balance at end of period              338            343           359
- As a percentage of
  impaired loans                        270%           235%          155%
- As a percentage of
  loans outstanding                    1.09%          1.15%         1.30%

Average balances
Assets                               46,523         44,180        39,650                  45,358      38,859
Loans                                29,901         28,841        26,280                  29,374      25,851
Deposits                             37,028         34,704        30,668                  35,867      29,897
Common equity                         2,411          2,098         1,772                   2,119       1,742

Capital ratios (%)
Tier 1                                  9.0            8.5         8.7
Total capital                          11.2           10.8        11.2

Total assets under administration
Funds under management               18,820         18,084      15,761
Custody accounts                      5,875          5,797       4,721
Total assets under administration    24,695         23,881      20,482

Note:
Financial Information on pages 6-9 prepared in accordance with Canadian
Generally Accepted Accounting Principles.

Consolidated Statement of Income (Unaudited)

                                                  Quarter ended                             Half-year ended

Figures in C$ millions              30Jun05        31Mar05     30Jun04                 30Jun05      30Jun04
  (except per share amounts)

Interest and dividend income
Loans                                   396            374         338                     770          678
Securities                               25             24          19                      49           40
Deposits with regulated
  financial institutions                 39             30          12                      69           26
                                        460            428         369                     888          744

Interest expense
Deposits                                211            184         140                     395          290
Debentures                                6              7           8                      13           17
                                        217            191         148                     408          307
Net interest income                     243            237         221                     480          437
Provision for credit losses               6              8          20                      14           34
Net interest income after
  provision for credit losses           237            229         201                     466          403

Non-interest revenue
Deposit and payment service charges      22             20          21                      42           41
Credit fees                              24             22          21                      46           39
Capital market fees                      24             32          25                      56           57
Investment administration fees           17             17          15                      34           29
Foreign exchange                         19             17          17                      36           34
Trade finance                             7              7           8                      14           14
Trading revenue                           2              5           4                       7            6
Securitisation income                     5              8           9                      13           15
Other                                    20             16          10                      36           22
                                        140            144         130                     284          257

Net interest and non-interest revenue   377            373         331                     750          660

Non-interest expenses
Salaries and employee benefits          110            109         103                     219          203
Premises and equipment                   27             27          26                      54           53
Other                                    72             66          61                     138          126
                                        209            202         190                     411          382

Income before the undernoted            168            171         141                     339          278
Effect of accounting change               -              -           -                       -           14
Income before provision for income
  taxes and non-controlling interest
  in income of trust                    168            171         141                     339          292
Provision for income taxes               55             57          52                     112          108
Non-controlling interest in
  income of trust                         5              4           4                       9            8
Income from continuing operations       108            110          85                     218          176
Income from discontinued operations ^     -              -           4                       -            5
Net income                              108            110          89                     218          181
Preferred share dividends                 4              2           2                       6            4
Net income attributable to
  common shares                         104            108          87                     212          177

Average common shares
  outstanding (000)                 488,668        488,668     475,591                 488,668      473,380
Basic earnings per share (C$)          0.21           0.22        0.18                    0.43         0.37

^ Reflects the sale of HSBC Canadian Direct Insurance Incorporated effective 30 April 2004.

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions            At30Jun05      At31Dec04   At30Jun04

Assets
Cash and deposits with
  Bank of Canada                        347            328         343
Deposits with regulated
  financial institutions              4,997          4,094       4,041
                                      5,344          4,422       4,384

Investment securities                 2,489          1,967       1,986
Trading securities                    1,421          1,055         715
                                      3,910          3,022       2,701
Assets purchased under reverse
   repurchase agreements              2,475          2,264       2,050

Loans
- Businesses and government          14,768         13,450      13,029
- Residential mortgage               12,427         11,966      11,487
- Consumer                            3,714          3,252       3,100
- Allowance for credit losses          (338)          (349)       (359)
                                     30,571         28,319      27,257

Customers' liability under
  acceptances                         3,722          3,754       3,309
Land, buildings and equipment            97            101          96
Other assets                          1,312          1,381         977
                                      5,131          5,236       4,382
Total assets                         47,431         43,263      40,774

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions    1.199            635         720
- Individuals                        15,343         14,818      14,895
- Businesses and governments         20,845         18,395      16,495
                                     37,387         33,848      32,110

Acceptances                           3,722          3,754       3,309
Assets sold under repurchase
  agreements                            101             23         176
Other liabilities                     2,898          2,785       2,366
Non-controlling interest
  in trust and subsidiary               430            230         230
                                      7,151          6,792       6,081

Subordinated debentures                 428            426         508

Shareholders' equity
- Preferred shares                      300            125         125
- Common shares                       1,125          1,125       1,125
- Contributed surplus                   182            177         173
- Retained earnings                     858            770         652
                                      2,465          2,197       2,075
Total liabilities and
  shareholders' equity               47,431         43,263      40,774

Condensed Consolidated Statement of Cash Flows (Unaudited)

                                                Quarter ended                        Half-year ended

Figures in C$ millions              30Jun05      31Mar05        30Jun04           30Jun05    30Jun04

Cash flows (used in)/provided by:
- operating activities                 (293)         405            (42)              112        384

- financing activities                2,154        1,662          1,390             3,816      1,982
- investing activities               (1,623)      (1,591)        (1,297)           (3,214)    (2,131)

Increase in cash and cash equivalents   238          476             51               714        235
Cash and cash equivalents,
  beginning of period                 4,483        4,007          3,633             4,007      3,449
Cash and cash equivalents,
end of period                         4,721        4,483          3,684             4,721      3,684

Represented by:
- Cash resources per balance sheet    5,344        5,135         4,384
- less non-operating deposits ^        (623)        (652)         (700)
- Cash and cash equivalents,
  end of period                       4,721        4,483         3,684



^ Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 20th July, 2005